MDS Inc. Announces Correction to the Consolidated Statements of Cash Flows

Toronto, Canada – March 7, 2003…. MDS Inc. announced a correction to the "long-term debt issued" line in the Consolidated Statements of Cash Flows for the quarter ended January 31, 2003. The long-term debt issued in the quarter should read $565 million, not $553 million as previously reported.

This correction does not impact any other reported figure including earnings, retained earnings, and cash position. A complete copy of the corrected statements follows.

MDS Inc. (TSE: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs nearly 11,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

For Further Information Contact:

Yvette Lokker
Manager, Investor Relations
416-675-6777 ext. 2993
ylokker@mdsintl.com

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CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

MDS Inc.

January 31, 2003

MDS Inc.

[Incorporated under the Canada Business Corporations Act]

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

As at January 31 with comparatives at October 31 [millions of Canadian dollars]		**2003**		2002
ASSETS				
Current				
Cash and cash equivalents	$	**212**	$	194
Accounts receivable		**297**		328
Inventories		**168**		153
Income taxes recoverable		**12**		21
Prepaid expenses		**33**		25
		722		721
Capital assets		**744**		740
Future tax assets		**29**		35
Long-term investments and other *[note 2]*		**286**		267
Goodwill		**780**		779
Total assets	$	**2,561**	$	2,542
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Bank indebtedness	$	**9**	$	10
Accounts payable and accrued liabilities		**281**		317
Deferred income		**65**		63
Income taxes payable		**11**		17
Current portion of long-term debt		**10**		13
		376		420
Long-term debt *[note 3]*		**637**		602
Deferred income and other		**54**		59
Future tax liabilities		**48**		51
Minority interest		**66**		56
		1,181		1,188
Shareholders' equity				
Share capital *[note 4]*		**806**		805
Retained earnings		**566**		543
Cumulative translation adjustment		**8**		6
		1,380		1,354
Total liabilities and shareholders' equity	$	**2,561**	$	2,542

See accompanying notes

MDS Inc.

CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

		Three months ended January 31,		
[millions of Canadian dollars, except per share amounts.]		**2003**		**2002**
Net Revenues	$	**440**	$	418
Direct costs		**(279)**		(278)
Other operating costs		**(94)**		(82)
Depreciation and amortization		**(20)**		(21)
Equity earnings and investment gains		**2**		3
Operating income		**49**		40
Interest expense		**(8)**		(4)
Dividend and interest income		**3**		2
Minority interest		**(1)**		-
Income before income taxes		**43**		38
Income taxes		**(19)**		(20)
Net income	$	**24**	$	18
Earnings per share *[note 4]*				
Basic	$	**0.17**	$	0.13
Diluted	$	**0.17**	$	0.13

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(unaudited)

		Three months ended January 31,		
[millions of Canadian dollars]		**2003**		2002
Retained earnings, beginning of period	$	**543**	$	457
Net income		**24**		18
Repurchase of shares and options		**(1)**		(1)
Retained earnings, end of period	$	**566**	$	474

MDS Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

[millions of Canadian dollars]		Three months ended January 31,		
		2003		**2002**
Operating activities				
Net income	$	**24**	$	18
Items not affecting current cash flow *[note 6]*		**21**		19
Cash flow from operations		**45**		37
Changes in non-cash working capital balances				
relating to operations *[note 6]*		**(19)**		(10)
		26		27
Investing activities				
Purchase of capital assets		**(24)**		(25)
Other		**(19)**		(39)
		(43)		(64)
Financing activities				
Long-term debt issued		**565**		65
Long-term debt repayments		**(519)**		-
Decrease in deferred income and other		**(5)**		(4)
Issuance of shares		**1**		2
Repurchase of shares and options		**-**		(1)
Minority interest distributions		**(3)**		(3)
Cash effects of translation of foreign subsidiaries		**(3)**		2
		36		61
Increase in cash position during the period		**19**		24
Cash position, beginning of period		**184**		171
Cash position, end of period	$	**203**	$	195

Cash position comprises cash and cash equivalents less bank indebtedness

4

MDS Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of Canadian dollars, except where noted]

January 31, 2003

1. ACCOUNTING POLICIES

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2002, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

2. LONG-TERM INVESTMENTS

The Company's share of earnings of significantly influenced companies and partnerships, included in operating income for the period was $2 million [2002 - $2].

3. LONG-TERM DEBT

The Company issued US$311 million during the quarter in the private debt market. The debt is structured as a series of notes payable, bearing fixed interest at rates between 5.15% and 6.19% and terms between five and twelve years. Proceeds of the offering were used to repay existing facilities.

During the quarter, MDS Proteomics announced a five-year agreement with Cephalon Inc. an international biopharmaceutical company. MDS Proteomics will receive payments upon the successful achievement of specified milestones and will receive royalties on sales of products resulting from the collaboration. As part of the agreement, Cephalon purchased from MDS Proteomics a US$30 million 5 percent convertible note due in 2010. The note is convertible into MDS Proteomics' Common shares on completion of an initial public offering at an initial conversion price of US$22 per share, subject to adjustment if MDS Proteomics sells Common shares at a lower price. Due to the conversion feature of this note, $11 million of the note's nominal value is reflected in minority interest.

4. EARNINGS PER SHARE
(a)

		Three months to January 31,	
(number of shares in millions)		**2003**	2002
Net income available to Common shareholders	$	**24**	$ 18
Weighted average number of Common shares outstanding - basic		**141**	140
Impact of stock options assumed exercised		**2**	2
Weighted average number of Common shares outstanding - diluted		**143**	142

MDS Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of Canadian dollars, except where noted]

January 31, 2003

Basic earnings per share is calculated by dividing the net earnings by the weighted average number of Common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive Common shares had been issued during the period.

(b) Pro forma impact of stock-based compensation

Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments". The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on assumptions consistent with those disclosed in the Company's annual financial statements for the year ended October 31, 2002.

Options granted during the quarter were approximately 1,328,500 (2002 – 1,668,500) with a fair value of $8.9 million (2002 - $9.9). The weighted average fair value of options granted during the first quarter of 2003 is estimated at $6.70 per Common share (2002 – $5.91). For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

| | Three months ended January 31, | | | |
	2003		2002	
Pro forma net income available to Common shareholders	$	**23**	$	17
Earnings per share - basic	$	**0.16**	$	0.12
** - diluted**	$	**0.16**	$	0.12

5. GUARANTEES

During the quarter, the Company undertook to guarantee a $20 million bank loan on behalf of an investee, Hemosol Inc. (the "Borrower"), in exchange for warrants in the Borrower. This loan is secured by a fixed and floating charge over all the assets of the Borrower. Under the guarantee, MDS will be subrogated to and take an assignment of the rights and remedies of the bank under the loan.

In consideration for providing the guarantee, MDS will receive 5 million warrants to purchase Common shares of the Borrower, which are immediately exercisable at a price of $1 per share. The Borrower may extend the term of the loan beyond 15 months to a maximum of 30 months. For each month beyond the initial 15-month term of the loan, MDS will be entitled to receive warrants

6

MDS Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All tabular amounts in millions of Canadian dollars, except where noted]

January 31, 2003

entitling it to purchase an additional 333,333 Common shares at price to be determined based on market value, to a maximum of an additional 5 million shares. If the Borrower wishes to extend the loan beyond 18 months, regulatory approval will be required for the additional warrants to be issued to MDS.

Other guarantees for which we are contractually obligated to make payments in the event of a default by a third party or due to our inability to meet certain performance criteria are approximately $13 million as of January 31, 2003.

6. SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash items affecting net income comprise:

		Three Months to January 31,		
		2003		2002
Depreciation and amortization	$	**20**	$	21
Minority interest		**1**		-
Future income taxes		**2**		(2)
Equity earnings (net of distribution)		**(2)**		-
	$	**21**	$	19

Changes in non-cash working capital balances relating to operations include:

		Three Months to January 31,		
		2003		2002
Accounts receivable	$	**31**	$	11
Inventories		**(15)**		(1)
Accounts payable and deferred income		**(36)**		(24)
Income taxes		**3**		9
Foreign exchange and other		**(2)**		(5)
	$	**(19)**	$	(10)

MDS Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of Canadian dollars, except where noted]

January 31, 2003

7. SEGMENTED INFORMATION

	Three Months ended January 31, 2003				Three Months ended January 31, 2002			
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total
Net revenues	$ 263	$ 177	$ -	$ 440	$ 240	$ 177	$ 1	$ 418
Operating income	47	12	(10)	49	42	11	(13)	40
Revenues by products and services:								
Medical isotopes				78				78
Analytical equipment				65				46
Pharmaceutical research services				120				116
Clinical laboratory services				134				122
Distribution and other				43				55
Proteomics				-				1
Total assets at January 31	$ 1,920	$ 430	$ 211	$ 2,561	$ 1,829	$ 454	$ 177	$ 2,460

This section of the quarterly report contains management's analysis of the financial performance of the company and its financial position and it should be read in conjunction with the financial statements. Readers are cautioned that management's discussion and analysis contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2002 for additional details regarding risks affecting the business.

MDS Inc.

Management's Discussion and Analysis
of Operating Results and Financial Position

Fiscal 2003 First Quarter –

Overview –

Our core businesses showed revenue growth in the first quarter of fiscal 2003 that is in line with our expectations. Much of the overall growth in revenue and operating income of these businesses was attributed to sales in our analytical instruments and research services businesses. Year over year reported growth in consolidated revenues and operating income were 5% and 23%, respectively. Basic and diluted earnings per share, which includes the impact of MDS Proteomics, grew 31% to $0.17. The growth in operating income resulted in basic earnings per share from our core Health and Life Sciences segments of $0.24 compared to $0.19 last year, an increase of 26%.

Summary of First Quarter Consolidated Results		2003		2002	Change
Revenues	$	440	$	418	5%
Operating income	$	49	$	40	23%
Basic and diluted earnings per share	$	0.17	$	0.13	31%

[Tabular amounts are in millions of Canadian dollars, except where noted.]

Items that have an impact on the comparability of earnings per share for the quarter are summarized below:

		2003		2002
Earnings per share from core businesses	$	0.24	$	0.19
Impact of MDS Proteomics		(0.07)		(0.06)
Basic and diluted earnings per share	$	0.17	$	0.13

Management's Discussion and Analysis of Operating Results and Financial Position

Segment Results

First Quarter			2003			2002
	Revenues	**Operating Income (loss)**	**Operating Margin**	Revenues	Operating Income (loss)	Operating Margin
Life Sciences	**263**	**47**	**18%**	240	42	18%
Health	**177**	**12**	**7%**	177	11	6%
Core Businesses	**440**	**59**	**13%**	417	53	13%
Proteomics	**-**	**(10)**	**n/m**	1	(13)	n/m
	440	**49**	**11%**	418	40	10%

Life Sciences –

Review of Operations – Revenues from Life Sciences businesses in the quarter were:

	2003	2002	Change
Isotopes	**78**	78	-
Analytical instruments	**65**	46	41%
Pharmaceutical research services	**120**	116	3%
Total	**263**	240	10%

Life Sciences revenues grew to $263 million, an increase of 10% compared to the first quarter of last year. Analytical instruments and pharmaceutical research services were the main contributors to the growth in Life Sciences during the quarter. Nuclear medicine revenues grew by 6%; however, this was offset by declines in revenues in other isotopes businesses. Operating income from Life Sciences businesses grew by 12% while margins remained level compared to the first quarter of 2002.

Analytical instruments continue to show exceptional growth, increasing revenues by 41% compared to the same period last year. Sales of our high-end mass spectrometers continue to increase from levels reported last year. Sales of API 4000 remain robust. We are also pleased with the sales performance of our QSTAR™, and ELAN models, and of our new Q TRAP™ model which was introduced part way through fiscal 2002.

Pharmaceutical research services revenues increased by 3% from the same quarter last year. This increase was mainly attributed to continued growth in our early clinical research business. A 7%

increase in Phase I to Phase III revenues was partially offset by a decline in revenues in pharmacology and toxicology services. Our first quarter often shows slower activity during the holiday season; however, we expect revenue growth to reflect industry averages for the balance of the year. We also expect to gradually fill capacity in our newly expanded preclinical facility over the balance of the year.

Compared to the first quarter of last year, revenues from nuclear medicine increased by 6%; however, this was offset by a decline in Oncology Software Solutions revenues that resulted from the sale of our high-dose-rate brachytherapy business last year. Subsequent to the end of the quarter, on February 11, 2003, we announced the sale of the Oncology Software Solutions business. This industry has undergone substantial consolidation since we made our first investment in the area in 1998 and we do not feel that we have sufficient size in this market to compete effectively. We have retained the therapy systems businesses that relate to cobalt-based treatment systems.

The issuance of US Medicare billing codes has resulted in sales growth of Zevalin during the quarter compared to the same period last year. Sales of Zevalin have been growing since the issuance of the billing codes and as the product gains acceptance in the market.

The operating margin for Life Sciences was equal to the same period last year. Strong sales in our high margin mass spectrometry business continue as a prime driver of our Life Sciences margins.

Capital expenditures - Purchases of capital assets amounted to $19 million for the quarter compared to $22 million last year. Spending for the current year was partially offset by a recovery realized related to cost overruns on the MAPLE facility. Other significant items of spending included progress on our Kanata, Ontario radiopharmaceutical manufacturing facility and our new Vancouver, British Columbia cyclotron, both located in Canada. On-going investment to complete our MAPLE facility is also included in the total. The Vancouver cyclotron was officially opened on January 30th of this year and is expected to begin commercial production during the second quarter of 2003.

Segment outlook – The Life Sciences segment continues to be the fuel that drives the overall growth of MDS. Sales of our mass spectrometers remain strong. We are well positioned for growth, as is evidenced by continued strong sales of the API 4000 and growing sales of the QSTAR™ and QTRAP™ models. In addition, we have increased our investment in the development and global commercialization of Signature BioScience, Inc's unique new microwave spectroscopy instrumentation, which represents an opportunity for us to leverage our capabilities in the analytical instrument field.

New production capacity in nuclear medicine and in preclinical research services positions us well for the balance of the year. We are also beginning to receive increased supply of cobalt and expect revenues from cobalt to grow modestly beginning next quarter. The MAPLE reactor began low-power commissioning in October and we are hopeful that we will commence commercial production from this facility late this year, subject to continued progress with regulatory requirements.

Health –

Review of operations - Revenues from Health businesses in the quarter were:

	2003	2002	Change
Canadian laboratories	**98**	89	10%
U.S. laboratories	**36**	33	9%
Diagnostics	**134**	122	10%
Distribution	**43**	55	(22%)
Total	**177**	177	-

Diagnostics revenue growth in Canada reflects the impact of new fee agreements entered into last year and volume growth.

Official negotiations have begun related to fee arrangements in Ontario and we are pleased with the progress that has been made to date in our discussions with the Ontario Ministry of Health. The current fee agreement expires at the end of March 2003.

Health businesses revenue increased by 7% compared to the same period last year, excluding the impact of MDS Matrx from the 2002 first quarter results.

Health businesses generated an operating margin of 7%, up from the 6% earned in the first quarter of last year. Improved results from Diagnostics and from Source Medical helped us achieve this increase in operating margin. Source Medical revenues are level with last year and the overall drop over the comparative quarter reflects the sale of MDS Matrx in the second quarter of 2002.

Capital expenditures – Purchases of new capital assets by Health businesses totaled $5 million for the quarter compared to $3 million for the first quarter last year.

Segment outlook – With new fee agreements in place, we believe that our Canadian laboratory services businesses are well positioned to deliver reliable cash flow, allowing us to concentrate on growth opportunities in the US. Completion of the agreement with Duke University Health System is proceeding. The new collaborative alliance with ARUP Laboratories, a full-service reference laboratory owned by the University of Utah, is proceeding well and we hope to see efficiencies as ARUP serves as the primary esoteric reference laboratory for MDS-managed regional laboratories in the United States.

We have access to ARUP's marketing resources to work with their hospital and integrated delivery networks to make them aware of MDS's capabilities in helping hospital networks to create core laboratories and build their outreach capabilities.

Proteomics –

Review of operations – The operating loss from Proteomics was $10 million for the quarter, including $3 million of depreciation and amortization.

During the quarter, MDS Proteomics announced a five-year agreement with Cephalon Inc. an international biopharmaceutical company. This agreement consisted of a range of initiatives using MDS Proteomics' technologies with the objectives of accelerating the clinical development of and broadening the market opportunities for Cephalon's pipeline of small molecule compounds. MDS Proteomics will receive payments upon the successful achievement of specified milestones and will receive royalties on sales of products resulting from the collaboration. As part of the agreement, Cephalon purchased from MDS Proteomics a US$30 million 5 percent convertible note due in 2010. The note is convertible into MDS Proteomics' Common shares on completion of an initial public offering at an initial conversion price of US$22 per share, subject to adjustment if MDS Proteomics sells Common shares at a lower price. Due to the conversion feature of this note, a portion of the note value is reflected in minority interest.

Capital expenditures – MDSP did not purchase any new capital assets in the first quarter of this year or in the same period last year.

Segment outlook – We are pleased with the announcement this quarter of the research collaboration with Cephalon Inc. We are continuing discussions with other potential customers and partners and expect to enter into other agreements and pilot projects similar to the Cephalon agreement. The funding provided by the Cephalon agreement meets our needs until mid-2004 and we are confident that additional funding agreements can be reached. Nevertheless, this continues to be a difficult market in which to arrange financings and we are pleased to have completed this agreement.

Corporate –

Review of Operations

In December, we completed a US$311 million private placement debt issue. The proceeds of this issue were used to repay and cancel two tranches of our existing long-term bank debt and to substantially reduce the outstanding balance on a third tranche. The new issue consists of five separate series of senior unsecured notes payable, bearing fixed interest at rates between 5.15% and 6.19%. The notes have a maximum term of 12 years and repayments of principal begin in 2007. Net interest expense of $5 million was higher this quarter reflecting this new debt.

The tax rate applicable to our core businesses has fallen to 36%, reflecting statutory rate reductions in Canada. However, the effective tax rate for the quarter was 44%, as tax benefits on the loss generated by MDS Proteomics have not been recognized. We expect our core business tax rate to remain stable in fiscal 2004.

Liquidity and Capital Resources –

Net cash on hand at January 31, 2003 was $203 million, up slightly from October 31, 2002. Operating working capital was $119 million, an increase of $18 million from October 2002. The increase is due primarily to increases in certain isotopes inventories. The Company has adequate cash resources to fund its current growth initiatives.

Outlook –

Our results have been strong and continue to show a solid performance from MDS Sciex. We expect to see improved revenue performance in pharmaceutical research services and in isotopes during the balance of the year. Order flow for our MDS Sciex instruments remains strong and we see encouraging signs in revenue backlog in Pharma Services. We continue to build on this momentum, seeking new opportunities and improving and developing technologies that meet the needs of our customers. The advancement of the nuclear medicine business within the Isotopes segment demonstrates potential for continued growth. We expect this continued growth opportunity to be enhanced once the MAPLE reactors are fully commissioned. While we have experienced the effects of constraints in the supply of cobalt, we expect that these constraints will be relieved in future periods.

In the Health Segment, fee agreements have brought stability to our largest Canadian markets, and we are encouraged by the tone of discussion that has taken place thus far in Ontario. In addition, our relationship with Duke University and our new agreement with ARUP Laboratories and the University of Utah, position us well to continue developing our offering to US hospitals.

The financial markets have been difficult for biotechnology companies in the past two years. We continue to monitor these markets, both for the impact on our own long-term investments and for possible opportunities to invest in new technologies at attractive valuations. We carry venture investments in our books at cost. Many companies have had difficulty raising funds over the past two years, and from time to time, it is a possibility that financings may occur at values that are lower than our current carrying value. While we believe that our portfolio is reasonably valued, future financings may lead us to record provisions reducing the carrying value of some of these investments.

Completion of the Cephalon financing has positioned MDS Proteomics to focus once again on its primary business and its research projects. This agreement also demonstrates the value that third parties place on the work that has been done to date by staff of MDS Proteomics and on the leading-edge science that they can gain access to by partnering with MDS.

Recognizing the difficulty faced by many companies in raising funds, we are pleased with the confidence that lenders have placed in our ability to generate cash and in our ability to grow in a measured and sustainable manner. This is evidenced by the successful completion of our US private placement, a financing that enabled us to fully repay bank credit facilities and that was at pricing consistent with rates generally being granted to investment grade companies. These funds position us well and enable us to continue to finance our business initiatives.